Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

PROGEN ISSUES PROCEEDINGS

Brisbane, Australia 4 August 2009: Progen Pharmaceuticals Limited (ASX : PGL; Nasdaq : PGLA) has today instituted proceedings in the Supreme Court of Queensland against the following shareholders:

•      Medigen Biotechnology Corporation;

•      Tzu Liang Huang (also known as James Huang);

•      CCH Investment Corporation;

•      Lee Chuan Huang;

•      Ya Wen Huang;

•      Mrs Su-Hua Chuang;

•      Pai-Mao Lin;

•      Fu-Ying Wang;

•      Fu Mei Wang;

•      Mr Joe Yeh-Chiao Lin;

•      Mr Heng Hsin Tang,

•      Yung-Fong Lu;

•      Lee Li Hsueh Yang;

•      Fu-Chang Tsai;

•      Chi-Liang Yang;

•      Ho-Lung Wu; and

•      Kuo-Jan Wang.

(together, the Respondents).

Progen alleges that the Respondents have contravened section 606 of the Corporations Act 2001. The alleged contraventions relate to the Respondents (together having an interest in the shares of Progen greater than 20%) acting in concert for the purpose of controlling or influencing the composition of the board of Progen.

Progen is seeking an order restraining the Respondents from further contravention of section 606 of the Corporations Act 2001, and further or alternatively, an order vesting all of the Respondents’ shareholdings in Progen in the Australian Securities & Investment Commission.

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:	T Justus Homburg	Paul Dixon
	Chief Executive Officer	Company Secretary
	+61 7 3842 3333	+61 7 3842 3333